Exhibit 5.10

April 17, 2015

DaVita HealthCare Partners Inc.

2000 16th Street

Denver, Colorado 80202

Re:	$1,500 million aggregate principal amount of 5.000% senior notes due 2025

Ladies and Gentlemen:

We are special Nevada counsel to DaVita HealthCare Partners Inc., a Delaware corporation (“DaVita”) in connection with $1,500 million aggregate principal amount of 5.000% senior notes due 2025 (the “Notes”) under an indenture dated as of April 17, 2015 (the “Indenture”), among DaVita, the Nevada Subsidiaries guarantors named therein, including without limitation, JSA P5 Nevada, L.L.C., a Nevada limited liability company, JSA Healthcare Nevada, L.L.C., a Nevada limited liability company, Healthcare Partners Nevada, LLC, a Nevada corporation, and DVA Healthcare Renal Care, Inc., a Nevada corporation (the “Nevada Subsidiaries,” and together with the other subsidiary guarantors, the “Guarantors”) and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), and the issuance by the Guarantors of the related guarantees of the Notes (the “Guarantees”).

This opinion letter is being delivered in accordance with the requirements of Item 601(b) (5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

We have examined and relied upon the:

1.	Indenture;

2.	Notes;

3.	Guarantees of the Nevada Subsidiaries in the form of Article Eleven of the Indenture;

4.	Articles of Incorporation or Organization for the Nevada Subsidiaries;

5.	Good Standing Certificates for the Nevada Subsidiaries;

6.	Resolutions of the Board of Directors, Members or Managers for the Nevada Subsidiaries;

7.	Operating Agreements or Bylaws for the Nevada Subsidiaries;

8.	Certificate of an officer of the Nevada Subsidiaries.

We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to originals of all copies of all documents submitted to us. We have relied upon the certificates of all public officials and corporate officers with respect to the accuracy of all matters contained therein.

As used herein, the phrase “the best of our knowledge” means only such actual knowledge as we have obtained from consultation with attorneys presently in our firm whom we have determined are likely, in the ordinary course of their respective duties, to have knowledge of the matters covered by such opinions. Except as expressly provided otherwise herein, we have not conducted any other investigation or review in connection with the opinions rendered herein, including without limitation a review of any of our files or the files of the Nevada Subsidiaries.

We have also assumed (a) that the Indenture and the Guarantees (the “Documents”) have been duly authorized, executed and delivered by the parties thereto other than the Nevada Subsidiaries; (b) that the Documents constitute legally valid and binding obligations of the parties thereto other than the Nevada Subsidiaries, enforceable against each of them in accordance with their respective terms; and (c) the status of the Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, or defaults under, agreements or instruments, or (ii) violations of statutes, rules and regulations, or court or governmental orders.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, we are of the opinion that:

1. Each of the Nevada Subsidiaries that is a corporation has been duly incorporated and validly exists as a corporation in good standing under the laws of the State of Nevada. Each of the Nevada Subsidiaries that is a limited liability company has been duly formed and validly exists as a limited liability company in good standing under the laws of the State of Nevada.

2. To the extent the Nevada Subsidiaries are parties thereto, (A) each of the Nevada Subsidiaries has all requisite corporate or limited liability company power and authority to enter into, deliver and perform its obligations under the Documents, and (B) each of the Nevada Subsidiaries has taken all necessary corporate or limited liability company action to authorize the execution and delivery and performance by it of its obligations under the Documents.

3. The Indenture has been duly executed and delivered by the Nevada Subsidiaries, and the Guarantee executed by the Nevada Subsidiaries has been duly executed and delivered by the Nevada Subsidiaries.

This letter is limited to the laws of the State of Nevada. We express no opinion and make no statement as to the laws, rules or regulations of any other jurisdiction or any state securities or blue sky laws.

With respect to each instrument or agreement referred to in or otherwise relevant to the opinions set forth herein (each, an “Instrument”), we have assumed, to the extent relevant to the opinions set forth herein, that (a) each party to such Instrument (if not a natural person) was duly organized or formed, as the case may be, and was at all relevant times and is validly existing and in good standing under the laws of its jurisdiction of organization or formation, as the case may be, and had at all relevant times and has full right, power and authority to execute, deliver and perform its obligations under such Instrument, (b) such Instrument has been duly authorized, executed and delivered by each party thereto, and (c) such Instrument was at all relevant times and is a valid, binding and enforceable agreement or obligation, as the case may be, of, each party thereto; provided, that we make no such assumption insofar as any of the foregoing matters relate to the Nevada Subsidiaries and is expressly covered by our opinion set forth in paragraphs 1 and 3 above.

We hereby consent to the filing of this opinion letter as an exhibit to DaVita’s Current Report, the Form 8-K relating to the Notes and the Guarantees, and to all references to our firm included in or made a part of DaVita’s Registration Statement on Form S-3 under the Act, filed with the Securities and Exchange Commission Form S-3 filed with the SEC on April 14, 2015 with File No. 333-203394. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Bailey Kennedy, LLP
Bailey Kennedy, LLP